Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Reports Second Quarter 2022 Results

Raises 2022 revenue guidance range for the second time this year

TEL AVIV, Israel – August 11, 2022 − RADCOM Ltd. (Nasdaq: RDCM) announced financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial Highlights:

●	Second-quarter revenues of $11.1 million, a 12th consecutive growth quarter

●	14% quarterly revenue growth year-over-year

●	Non-GAAP net income was $0.02 million compared to a loss of $0.3 million in the same period in 2021

●	Cash and short-term deposits of $73.1 million, a four-year high

●	Increases 2022 revenue guidance range from $43 million-$47 million to $45 million-$48 million

First Six Months 2022 Financial Highlights:

●	Total revenue for the first six months of 2022 was $21.8 million, an increase of $2.9 million from the first six months of 2021

●	15.1% revenue growth year-over-year for the first six months of 2022

●	Non-GAAP net income was $0.6 million compared to a loss of $1.3 million for the first six months of 2021

Eyal Harari, RADCOM’s Chief Executive Officer, commented, “We achieved another strong quarter with solid financial results. Second quarter revenues were $11.1 million, up 14% compared to the second quarter of 2021, delivering a twelfth consecutive quarter of year-over-year revenue growth and achieving a breakeven quarter. In addition, as recently announced, we won two new assurance contracts. DISH selected us to monitor America’s first 5G Smart Network, won a multi-year 5G assurance contract for a mobile network in Europe, and extended our multi-year agreement with AT&T to continue our strong relationship with this top-tier operator.

“I am pleased with the strong demand for our innovative solutions as we win new customer logos and expand business with our installed base. The 5G market is ramping up, reflected in the momentum of our business and our healthy pipeline of opportunities. Revenues are up by over 15% compared to the first six months of 2021. At the same time, we continue to manage our expenses prudently.

“The growth in business and the careful management of costs enabled us to generate over $3 million in cash since the beginning of 2022, resulting in cash and short-term deposits reaching $73.1 million, a four-year high. Since the beginning of the year, we have been at a breakeven point, and we believe the positive momentum will continue into the year’s second half.

“As a result of these recent wins, our growing business in our installed base, and ongoing sales engagements, we have good visibility. We see increased growth in 2022, so we are raising our revenue guidance for the second time this year from $43 million-$47 million to $45 million-$48 million. We believe this accelerated momentum will continue into 2023, delivering a fourth consecutive year of growth.”

Other Second Quarter Financial Highlights:

●	Total revenues for the second quarter were $11.1 million, compared to $9.8 million in the second quarter of 2021.

●	GAAP net loss for the second quarter was $1.2 million, or $0.09 per diluted share, an increase from a GAAP net loss of $1.1 million, or $0.08 per diluted share, for the second quarter of 2021.

●	Non-GAAP net income for the second quarter was $0.02 million, or an income of $0.001 per diluted share, compared to a non-GAAP net loss of $0.3 million, or a loss of $0.02 per diluted share for the second quarter of 2021.

●	As of June 30, 2022, the Company had cash, cash equivalents, and short-term bank deposits of $73.1 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 am Eastern Time (3:00 pm Israel Daylight Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0644

For those unable to listen to the call, a replay of the conference call will be available a few hours later on the investor relations section on the Company’s website at https://radcom.com/investor-relations/.

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For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2022 revenue guidance, the potential benefits from recent contract wins, expectations regarding its growth, managing expenses and investing in its business, momentum, and pipeline, and trends in the 5G market, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.

Consolidated Statements of Operations

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenues	$11,127	$9,756	$21,751	$18,896
Cost of revenues	3,178	2,466	6,015	4,833
Gross profit	7,949	7,290	15,736	14,063
Research and development, gross	5,349	5,226	10,908	10,330
Less - royalty-bearing participation	197	70	415	138
Research and development, net	5,152	5,156	10,493	10,192
Sales and marketing	2,879	2,566	5,784	5,156
General and administrative	1,007	1,007	2,028	2,000
Total operating expenses	9,038	8,729	18,305	17,348
Operating loss	(1,089)	(1,439)	(2,569)	(3,285)
Financial income (loss), net	(130)	382	817	500
Loss before taxes on income	(1,219)	(1,057)	(1,752)	(2,785)
Taxes on income	(31)	(40)	(90)	(58)

Net loss	$(1,250)	$(1,097)	$(1,842)	$(2,843)

Basic and diluted net loss per ordinary share	$(0.09)	$(0.08)	$(0.13)	$(0.20)
Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	14,462,749	14,131,634	14,408,524	14,089,010

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
GAAP gross profit	$7,949	$7,290	$15,736	$14,063
Stock-based compensation	99	38	191	82
Non-GAAP gross profit	$8,048	$7,328	$15,927	$14,145
GAAP research and development, net	$5,152	$5,156	$10,493	$10,192
Stock-based compensation	643	324	1,254	593
Non-GAAP research and development, net	$4,509	$4,832	$9,239	$9,599
GAAP sales and marketing	$2,879	$2,566	$5,784	$5,156
Stock-based compensation	357	265	664	484
Non-GAAP sales and marketing	$2,522	$2,301	$5,120	$4,672
GAAP general and administrative	$1,007	$1,007	$2,028	$2,000
Stock-based compensation	166	166	362	349
Non-GAAP general and administrative	$841	$841	$1,666	$1,651
GAAP total operating expenses	$9,038	$8,729	$18,305	$17,348
Stock-based compensation	1,166	755	2,280	1,426
Non-GAAP total operating expenses	$7,872	$7,974	$16,052	$15,922
GAAP operating loss	$(1,089)	$(1,439)	$(2,569)	$(3,285)
Stock-based compensation	1,265	793	2,472	1,508
Non-GAAP operating income (loss)	$176	$(646)	$(97)	$(1,777)
GAAP loss before taxes on income	$(1,219)	$(1,057)	$(1,752)	$(2,785)
Stock-based compensation	1,265	793	2,472	1,508
Non-GAAP income (loss) before taxes on income	$46	$(264)	$720	$(1,277)
GAAP net loss	$(1,250)	$(1,097)	$(1,842)	$(2,843)
Stock-based compensation	1,265	793	2,472	1,508
Non-GAAP net income (loss)	$15	$(304)	$630	$(1,335)
GAAP net loss per diluted share	$(0.09)	$(0.08)	$(0.13)	$(0.20)
Stock-based compensation	0.09	0.06	0.17	0.11
Non-GAAP net income (loss) per diluted share	$0.00	$(0.02)	$0.04	$(0.09)
Weighted average number of shares used to compute diluted net income (loss) per share	14,878,438	14,131,634	14,408,524	14,089,010

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	June 30, 2022	December 31, 2021
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$15,753	$11,948
Short-term bank deposits	57,306	58,621
Trade receivables, net	8,392	10,031
Inventories	524	931
Other accounts receivable and prepaid expenses	2,473	1,964
Total Current Assets	84,448	83,495

Non-Current Assets
Severance pay fund	2,812	3,840
Other long-term receivables	2,060	1,258
Property and equipment, net	1,107	1,260
Operating lease right-of-use assets	1,323	1,808
Total Non-Current Assets	7,302	8,166

Total Assets	$91,750	$91,661

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$1,776	$2,651
Deferred revenues and advances from customers	5,640	2,700
Employee and payroll accruals	4,231	4,422
Operating lease liabilities	655	1,045
Other liabilities and accrued expenses	5,054	5,428
Total Current Liabilities	17,356	16,246

Non-Current Liabilities
Accrued severance pay	3,191	4,335
Operating lease liabilities	723	894
Other liabilities and accrued expenses	-	32
Total Non-Current Liabilities	3,914	5,261

Total Liabilities	$21,270	$21,507

Shareholders’ Equity
Share capital	$691	$669
Additional paid-in capital	145,926	143,473
Accumulated other comprehensive loss	(2,927)	(2,620)
Accumulated deficit	(73,210)	(71,368)

Total Shareholders’ Equity	70,480	70,154
Total Liabilities and Shareholders’ Equity	$91,750	$91,661